UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            IT&E INTERNATIONAL GROUP
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    45032A104
                                 (CUSIP Number)

                       COMVEST INVESTMENT PARTNERS II LLC
                      ONE NORTH CLEMATIS STREET, SUITE 300
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                DECEMBER 22, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  (Page 1 of 12)

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Investment Partners II LLC (01-0784781)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         327,857,010

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    327,857,010
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         327,857,010

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    327,857,010

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,857,010

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest II Partners, LLC (01-6228703)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    327,857,010
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    327,857,010

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,857,010

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ComVest Group Holdings LLC (01-0622406)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    327,857,010
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    327,857,010

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,857,010

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael S. FAlk

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    327,857,010
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    327,857,010

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,857,010

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert L. Priddy

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    327,857,010
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    327,857,010

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     327,857,010

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 7 of 12 Pages

         This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on November 21, 2005 (together, the "Schedule 13D"), by ComVest Investment Partners II LLC ("ComVest"), with respect to the shares of common stock, par value $0.01 per share, of IT&E International Group, a Nevada corporation with its principal executive offices located at 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

         The response to Item 2 is hereby amended to reflect a name change as follows:

         As of December 31, 2005, the entity formerly known as Commonwealth Associates Group Holdings, LLC is now ComVest Group Holdings LLC ("CGH").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The response to Item 3 is hereby amended and restated in its entirety as follows:

         On November 9, 2005 (the "Initial Closing Date"), Issuer and ComVest signed a Securities Purchase Agreement (the "Purchase Agreement") and consummated the transactions contemplated thereby. Pursuant to the terms and conditions set forth in the Purchase Agreement, ComVest received (i) a Senior Secured Convertible Promissory Note in the principal amount of $5,800,000 (the "Senior Secured Note") and (ii) warrants ("Warrants") to purchase up to 41,428,559 shares of Common Stock. The Issuer also granted ComVest an option to invest up to an additional $5,000,000 for the purchase of up to 5,000 shares of Series D Preferred Stock convertible into 71,428,550 shares of Common Stock and Warrants for the purchase of up to 35,714,256 shares of Common Stock (the "Option"). In addition, ComVest and the Issuer entered into a Registration Rights Agreement on November 9, 2005 (the "Registration Rights Agreement").

           Pursuant to the Purchase Agreement, on December 22, 2005 ComVest invested an additional $4,500,000 for the purchase of an additional Senior Secured Promissory Note in the principal amount of $4,500,000 or up to 4,500 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") and warrants to purchase 32,142,847 shares of Common Stock (the "Second Closing").

         The Senior Secured Notes are convertible into shares of Series D Preferred Stock immediately upon the Issuer having a sufficient number of Series D Preferred Stock authorized for issuance.(1) The Series D Preferred Stock will have the rights and preferences as set forth in the certificate of designation

--------
(1) In the event that the Senior Secured Notes are not converted into Series D Preferred Stock, then the Senior Secured Notes are payable in cash or Common Stock at the option of ComVest upon the earlier of (i) three (3) months following the date of the transaction, (ii) a merger or combination of the Issuer or the sale, transfer or other disposition of all or substantially all of the assets of the Issuer or (iii) the acquisition by a single entity, person or a "group" within the meaning of Rule 13d-1 of the Exchange Act, of more than fifty percent (50%) of the voting power or capital stock of the Issuer (on a fully-diluted basis) or (iv) the issuance by the Issuer of Common Stock equivalents other than an exempt issuance, whereby the Issuer shall pay an amount equal to Fifty Percent (50%) of the net proceeds received by the Issuer from such sale (or a lesser amount if the aggregate outstanding principal and interest is less that 50% of the net proceeds) (the "Demand Date") the principal amount of the Senior Secured Notes together with all accrued and unpaid interest thereon, unless the Senior Secured Notes are sooner converted in accordance with their terms.

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 8 of 12 Pages

for such Series D Preferred Stock (the "Certificate of Designation"), which shall be filed with the Secretary of State for the State of Nevada. Each share of Series D Preferred Stock has a stated value of $1,000 per share and can be converted into 14,285.7 shares of the Issuer's Common Stock, subject to customary antidilution provisions, as set forth in the Certificate of Designation.

         The Senior Secured Notes and all other obligations of the Issuer under the Purchase Agreement are secured by substantially all of the assets of the Issuer (the "Collateral"), as set forth in that certain Security Agreement dated as of November 9, 2005 (the "Security Agreement"). Pursuant to the Security Agreement, ComVest holds a first priority perfected lien and security interest in the Collateral, which security interest shall rank senor in lien priority to any other existing or future indebtedness of the Issuer.

         All warrants are subject to anti-dilution protection.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 is hereby amended and restated in its entirety as follows:

         (a) Including the shares of Common Stock and the shares of Series D Preferred Stock (on an as converted basis) that ComVest acquired on the Initial Closing Date, on the Second Closing and as may be acquired by the Option, ComVest has the beneficial ownership of 327,857,010 shares of Common Stock of the Issuer, representing 84.5% of the Issuer's stock. To the extent that ComVest does not exercise the Option, ComVest's beneficial ownership will be 220,714,204 shares of Common Stock of the Issuer, representing 78.6% of the Issuer's stock.

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 45032A104          AMENDED SCHEDULE 13/D            Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 2006      ComVest Investment Partners II LLC

                                By: ComVest II Partners, LLC, its managing
                                    member


                                By: /s/Michael S. Falk
                                    -------------------------------------------
                                    Name:  Michael S. Falk
                                    Title: Managing Member


Dated:  January 13, 2006     ComVest II Partners, LLC


                                By: /s/Michael S. Falk
                                    -------------------------------------------
                                    Name:  Michael S. Falk
                                    Title: Managing Member


Dated:  January 13, 2006     ComVest Group Holdings, LLC


                                By: /s/Michael S. Falk
                                    -------------------------------------------
                                    Name:  Michael S. Falk
                                    Title: Chairman and Managing Member


Dated:  January 13, 2006

                             By: /s/Michael S. Falk
                             --------------------------------------------------
                             Michael S. Falk, individually


Dated:  January 13, 2006

                             By: /s/Robert L. Priddy
                             -------------------------------------------
                             Robert L. Priddy, individually